                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                               Opus360 Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    68400F109
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                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule
is filed:                                                      [ ] Rule 13d-1(b)
                                                               [X] Rule 13d-1(c)
                                                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Person Authorized to Receive Notices and Communications:

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562

                                  SCHEDULE 13G

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CUSIP No. - 68400F109                                          Page 2 of 6 Pages
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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Michael S. Dell
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]

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      3       SEC USE ONLY


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      4       CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
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                               5      SOLE VOTING POWER

                                           0
                         -------------------------------------------------------
    NUMBER OF                  6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY                            3,357,484
     OWNED BY            -------------------------------------------------------
       EACH                    7      SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                               0
       WITH              -------------------------------------------------------
                               8      SHARED DISPOSITIVE POWER

                                           3,357,484
--------------------------------------------------------------------------------
              9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON

                                 3,357,484
--------------------------------------------------------------------------------
              10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                         CERTAIN SHARES                                      [ ]


--------------------------------------------------------------------------------
              11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                 6.68%
--------------------------------------------------------------------------------
              12         TYPE OF REPORTING PERSON

                                 IN
--------------------------------------------------------------------------------

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                                                               Page 3 of 6 Pages
                                                               -----------------

Item 1(a)         Name of Issuer:

                  Opus360 Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  39 West 13th Street, 3rd Floor
                  New York, New York 10011

Item 2(a)         Names of Persons Filing:

                  Michael S. Dell

Item 2(b)         Addresses of Principal Business Offices:

                  Dell Computer Corporation
                  One Dell Way
                  Round Rock, Texas 78682

Item 2(c)         Citizenship:

                  USA

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.001 per share

Item 2(e)         CUSIP Number:

                  68400F109

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                                                               Page 4 of 6 Pages
                                                               -----------------

Item 3            Status of Persons Filing:

                  (a)  [ ]  Broker or dealer registered under section 15 of the
                            Act (15 U.S.C. 78o);

                  (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15
                            U.S.C. 78c);

                  (c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

                  (d)  [ ]  Investment company registered under section 8 of the
                            Investment Company Act of 1940 (15 U.S.C. 80a-8);

                  (e)  [ ]  An investment adviser in accordance with Section
                            240.13d-1(b)(1)(ii)(E);

                  (f)  [ ]  An employee benefit plan or endowment fund in
                            accordance with Section 240.13d-1(b)(1)(ii)(F);

                  (g)  [ ]  A parent holding company or control person in
                            accordance with Section 240.13d-1(b)(1)(ii)(G);

                  (h)  [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j)  [ ]  Group, in accordance with Section
                            240.13d-1(b)(1)(ii)(J).

Item 4            Ownership:

                           The information in items 1 and 5 through 11 on the
                  cover page (p. 2) on Amendment No. 1 to Schedule 13G is hereby incorporated by reference. Dell USA, L.P., a Texas limited partnership and a wholly owned subsidiary of Dell Computer Corporation, owns 1,506,726 shares of the Common Stock of Opus360 Corporation. Mr. Dell is the chairman, chief executive officer and a principal stockholder of Dell Computer Corporation. MSD Portfolio L.P. - Investments, a Delaware limited partnership and an entity affiliated with MSD Capital, L.P., the private investment firm for Mr. Dell, owns 1,550,758 shares of the Common Stock of Opus360 Corporation. Black Marlin Investments, LLC and Vermeer Investments, LLC, both Delaware limited liability companies and both entities affiliated with MSD Capital, L.P., the private investment firm for Mr. Dell, each own 150,000 shares of the Common Stock of Opus360 Corporation. Therefore, Mr. Dell may be deemed to be the beneficial owner of 3,357,484 shares of Common Stock of Opus360 Corporation. Mr. Dell disclaims beneficial ownership of all shares held by Dell USA L.P., Black Marlin Investments, LLC and Vermeer Investments, LLC.

Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

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                                                               Page 5 of 6 Pages
                                                               -----------------

Item 6            Ownership of More than 5% on Behalf of Another Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                  1.       Dell USA L.P., a Texas limited partnership

                  2. MSD Portfolio L.P. - Investments, a Delaware limited partnership

                  3. Black Marlin Investments, LLC, a Delaware limited liability company

                  4. Vermeer Investments, LLC, a Delaware limited liability company

Item 8            Identification and Classification of Members of the Group:

                  See Item 4(a).

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                               Page 6 of 6 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001

                                                  MICHAEL S. DELL


                                                  /s/ MICHAEL S. DELL
                                                  ------------------------------
                                                  Michael S. Dell